September 12, 2012

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:Northwest Natural Gas Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-15973

Dear Mr. Thompson:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter of August 16, 2012 commenting on the above-referenced filing.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff’s comments is included in bold and is followed by our corresponding response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Financial Condition, page 69
Contractual Obligations, page 72

1.
Please tell us your consideration of including accrued environmental remediation costs and other long-term liabilities in the table or a discussion of these obligations to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Response:  We have considered and included all known contractual obligations in our tabular disclosure in accordance with Item 303(a)(5) of Regulation S-K, including amounts related to accrued environmental remediation costs. Although we have accrued certain environmental remediation costs in accordance with applicable accounting principles, there is significant uncertainty regarding the amount and timing of these payments.  Accordingly, we have excluded those environmental liabilities from the table that did not constitute known contractual obligations. We will continue to evaluate such environmental costs and include them in future filings when they become known contractual obligations. Also, in future filings we will add a narrative disclosure following the table to improve transparency as to the existence and magnitude of accrued environmental remediation costs not included in the table due to uncertainties as to amounts and timing of such payment obligations. The following is an example of such disclosure, which is written as though it had been included in our Form 10-K for the year ended December 31, 2011:

“In addition to known contractual obligations listed in the above table, we have also recognized liabilities with respect to properties that require environmental remediation or action.  The exact timing of payments beyond 12 months with respect to those liabilities cannot be reasonably estimated due to numerous uncertainties surrounding the course of environmental remediation and the preliminary nature of site investigations.  See Note 15 for a further discussion of environmental remediation cost liabilities.”

In addition to environmental liabilities noted above, we have included all other long-term liabilities in the table except for certain employee benefit plan liabilities, namely the accrued vacation liability for management employees and the deferred compensation plan liability for executives and directors. The amounts excluded total $15.0 million as of December 31, 2011, which was less than 1 percent of our total contractual obligations.  In future filings, we will include these employee benefit plan liabilities in the contractual obligations table under a new line titled, “Other long-term liabilities”.

William H. Thompson
Securities and Exchange Commission
September 12, 2012

Item 8. Financial Statements and Supplementary Data, page 82

Notes to Consolidated Financial Statements, page 90

4. Segment Information, page 98

2.
Please tell us your consideration of disclosing interest income, interest expense, income tax expense or benefit, equity in net income of investees accounted for by the equity method and expenditures for additions to long-lived assets for each reportable segment. Please refer to ASC 280-10-50-22 and 25.

Response: The chief operating decision maker (CODM) is regularly provided with a “condensed income statement” report, which includes detailed information on our “utility” segment, including net operating revenues, operating expenses including depreciation, income from operations, other income and expense, interest expense, income taxes, and net income, plus summary net income information (i.e. a single line item) for our “gas storage” and “other” segment. In addition, this report presents consolidated net income and consolidated earnings per share.

Although not a specifically required profit or loss metric under ASC 280-10-50-22, an important measure of the company’s operating performance is utility net operating revenues, which represent gross operating revenues minus cost of gas sold and revenue taxes. Over 90 percent of the company’s net income is related to our utility segment.  Accordingly, utility net operating revenue fluctuations are central to the company’s quarterly and annual results analysis set forth under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The CODM does not regularly receive, review, or make business decisions at the segment level with respect to resource allocations or performance assessments using the following metrics: interest income, interest expense, income tax expense, or equity in net income of investees accounted for under the equity method. Only utility segment interest expense and income taxes are separately reported to the CODM, with the utility segment accounts for well in excess of 90% of the company’s consolidated total in these categories. Conversely, interest income, interest expense, and income taxes in “gas storage” and “other” segments  are included in the net income line by entity in the report presented to the CODM because these amounts are not currently material to the review of operating results or business decisions at the segment level. In addition, the company’s equity in net income of investees accounted for under the equity method is negligible and not separately disclosed. As such, investments accounted for under the equity method are not material to the review of operating results or business decisions at the segment level. Accordingly, the CODM does not regularly receive or review this information to make resource allocation decisions or performance asessments by segment.  Therefore, these metrics have not historically been presented under Segment Information in the company’s Form 10-K filings.

The CODM periodically reviews the utility, gas storage and other segment capital expenditures to facilitate strategic, long-term decisions regarding resource allocations. However, capital expenditures by the gas storage and other segments tend to be infrequent, and therefore not regularly reviewed by the CODM to make resource allocation decisions or performance assessments. Conversely, capital expenditures by the utility are an ongoing part of the utility business, and the CODM regularly reviews the utility capital expenditures as disclosed in our 2011 Form 10-K.  In 2011, the company’s capital expenditures primarily consisted of utility capital expenditures, while gas storage capital expenditures were smaller and not part of the CODM regular review for resource allocation decisions. In future filings, if the CODM uses capital expenditures to make resource allocation decisions or performance assessments, we will provide additional disclosure as illustrated below.

Thousands	Utility	Gas Storage	Other	Total
2011
Net operating revenues	$342,970	$26,354	$109	$369,433
Depreciation and amortization	63,843	6,161	-	70,004
Income from operations	135,722	9,090	33	144,845
Net income	60,527	4,101	(730)	63,898
Capital expenditures	X	X	X	X
Total assets at December 31, 2011	2,435,888	294,637	16,049	2,746,574

William H. Thompson
Securities and Exchange Commission
September 12, 2012

6. Stock-Based Compensation, page 101

3.
Based on the amount of stock-based compensation recognized in equity it appears that you classify certain stock-based awards as liability awards. Please tell us whether performance units are accounted for as equity or liability awards with reference to the applicable provisions in ASC 718 which support your classification. Please be sure to address whether vesting of the awards based on total shareowner return relative to peer group is considered a condition other than a market, performance or service condition since total shareholder return contemplates stock price changes and dividends paid. Please also tell us whether any other stock-based awards are classified as liability awards and the amount of compensation expense related to liability awards recognized for each year presented. In addition, please tell us your consideration of providing separate disclosures for awards classified as liabilities and those classified as equity.

Response:  Performance units of our stock-based compensation plans are accounted for as both equity and liability awards in accordance with ASC 718.  The Company grants stock-based compensation awards primarily under its Long-Term Incentive Plan (LTIP).  Our LTIP authorizes awards based on market, performance, and service based conditions.  The performance based portion of the awards is referred to as the strategic component factor (SCF) and is paid out based upon certain performance metrics.  The market based portion of the awards is referred to as the total shareholder return (TSR) component and is paid out based on market performance using share price and dividend payments relative to a peer group.  Both the SCF and TSR factors have service based conditions as well.  The payout for each of these incentives is made up of shares of stock and a corresponding cash payout equal to the cumulative dividends paid out over the performance period.  As outlined in ASC 718-10-25, the stock portion of these awards is accrued and charged to equity, while the cash portion of these awards is accrued to a liability account on the balance sheet.  In accordance with accounting rules, we have not separately disclosed the amount of the dividend equivalent liability historically because the balance has not been material.  As of December 31, 2011 and 2010, the dividend liability balance was approximately $160,000 and $150,000, respectively.  There are no other stock-based awards which are classified as liability awards.

In future filings of the Form 10-K, we will further clarify the nature and accounting of our LTIP by specifically disclosing that there are market, performance and service based conditions for these awards as illustrated below:

“6. Stock-Based Compensation…

We have several stock-based compensation plans, including the Long-Term Incentive Plan (LTIP), …

Long-Term Incentive Plan…

At December 31, 2011, 337,788 shares of common stock were available for award under the LTIP, assuming that market, performance, and service based grants currently outstanding are awarded at the target level.  The LTIP stock awards are compensatory awards for which compensation expense is based on the fair value of stock awards, with expense being recognized over the performance and vesting period for the outstanding awards.

Performance-based Stock Awards.  Since the LTIP’s inception in 2001, market, performance, and service based stock awards have been granted annually based on three-year performance periods…”

William H. Thompson
Securities and Exchange Commission
September 12, 2012

9. Pension and Other Postretirement Benefits, page 107

4.
Please tell us your consideration of separately disclosing the net actuarial loss, prior service cost and net transition obligation recognized in accumulated other comprehensive income and regulatory assets. Please also tell us your consideration of disclosing separately the net gain or loss and net prior service cost recognized in other comprehensive income and regulatory assets. Please refer to items (i) and (j) of ASC 715-20-50-1.

Response: In Note 9 of our 2011 Form 10-K, we have disclosed the primary components of Other Comprehensive Income as required in ASC 715-20-50-1.  However, in order to provide more robust disclosure, we have prepared the following tables based on year-end 2011 information to illustrate additional disclosures for pension and other postretirement benefits, which NW Natural plans to include in future filings.

The following table presents amounts recognized in regulatory assets or in the statement of comprehensive income for the year ended December 31,
	Regulatory Assets				Other Comprehensive Income
Thousands	Pension Benefits		Other Postretirement Benefits		Pension Benefits
	2011	2010	2011	2010	2011	2010
Net actuarial loss	$66,404	$17,115	$2,225	$2,387	$2,948	$1,716
Prior service cost	-	-	-	-	-	-
Amortization of:
Transition obligation	-	-	(411)	(411)	-	-
Prior service cost	(230)	(230)	(197)	(197)	(122)	43
Actuarial loss	(10,731)	(6,740)	(289)	(131)	(854)	(707)
Total recognized in OCI	$55,443	$10,145	$1,328	$1,648	$1,972	$1,052

The following table presents amounts recognized in regulatory assets or accumulated other comprehensive income for at December 31,
	Regulatory Assets				Accumulated Other Comprehensive Income
Thousands	Pension Benefits		Other Postretirement Benefits		Pension Benefits
	2011	2010	2011	2010	2011	2010
Net transition obligation	$-	$-	$411	$823	$-	$-
Prior service cost	1,328	1,558	1,079	1,276	(48)	74
Net actuarial loss	176,255	120,582	6,934	4,998	12,966	10,871
Total	$177,583	$122,140	$8,424	$7,097	$12,918	$10,945

Fair Value, page 113

5.
Please tell us your basis for classifying investments in emerging market equity and fixed income securities and real return strategy investments, which are measured at net asset value per share, as level 1 fair value measurements. Please refer to ASC 820-10-35-58.

Response:  ASC 820-10-35-58 provides a practical expedient in determining the fair value of certain investments using net asset value (NAV), which can be used in certain defined circumstances.   We also note that an open-ended mutual fund may produce a daily NAV that is validated by a sufficient level of observable activity (i.e. market purchases and redemptions at NAV), which supports categorization of the fair value measurement as Level 1 or Level 2 within the fair value hierarchy. An issuer may not be required to use the practical expedient in such circumstances under ASC 820-10-35-58.  The Company is not using the practical expedient because our pension plan investments using NAV are actively traded mutual funds where the NAV is validated through daily market pricing.  Therefore, we believe we have appropriately classified these investments as Level 1.

In future filings, we will provide clarifying disclosure similar to the following example:

“These are level 1 assets valued at the net asset value of the shares held in the plan, validated with publicly quoted prices, at the valuation date.  This asset class includes investments primarily in publicly traded securities in emerging markets.”

William H. Thompson
Securities and Exchange Commission
September 12, 2012

13. Derivative Instruments, page 121

6.	Please tell us your consideration of disclosing information that would enable users to understand the volume of your natural gas hedging activities. Please refer to item (d) of ASC 815-10-50-1A.

Response:  Historically, we have disclosed information related to the volume of our natural gas hedging activities in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Issues Challenges and Performance Measures, Managing Gas Prices and Supplies, which can be found on page 42 of our 2011 Form 10-K.  This MD&A disclosure is presented in conjunction with our disclosures related to our Purchased Gas Adjustment, which is on a separate gas contract year (November through October).  We believe our current MD&A presentation best assists an investor in understanding the volume of our natural gas hedging activities as they relate to our business and our financial statements.

In Note 13. Derivative Instruments, we disclose the nature of our derivative contracts by stating, “In the normal course of business, we enter into indexed-price physical forward natural gas commodity purchase (gas supply) contracts to meet the requirements of core utility customers.  We also enter into financial derivatives, up to prescribed limits, to hedge price variability related to these physical gas supply contracts.”  In accordance with ASC 815-10-50-1A and to enhance the visibility of our natural gas hedging activities, in future filings, we will supplement our current disclosures in the form of the footnote presented below:

Absolute Notional Amounts of Open Positions on Derivative Instruments
	Notional Amounts At December 31,
	2012	2011	2010
Natural Gas Derivative Transactions (in millions of therms)	xxx	xxx	xxx
Foreign Exchange Derivative Transactions (in U.S. Dollars)	$xxx	$xxx	$xxx

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL GAS COMPANY
By:	/s/
Stephen P. Feltz
Treasurer and Controller

cc:Ta Tanisha Meadows, Staff Accountant
MardiLyn Saathoff, Chief Governance Officer, Deputy General Counsel and
Corporate Secretary
John T. Hood, Morgan, Lewis & Bockius LLP